Exhibit 99.1

Grab Announces Updates To Its Board of Directors

NEW YORK, April 23, 2025 – Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced updates to its board of directors (the “Board”). With effect from May 1, 2025, Steven Tishman, Managing Director and Global Head of Houlihan Lokey’s M&A Group, will join the Board as an independent director. Additionally, Peter Oey, Chief Financial Officer of Grab, and Cheryl Goh, Group VP of Marketing and Sustainability of Grab, will be appointed as non-independent directors. Ong Chin Yin upon completion of her term has stepped down from the Board on March 31, 2025, and David Loh has resigned with effect from April 17, 2025.

“I am pleased to welcome Steven Tishman to the Board of Directors. He brings not only over 40 years of experience in investment banking and capital markets, but also a wealth of board directorship experience in the consumer and retail industries. Steven’s strategic acumen in navigating complex financial markets will be invaluable as we adapt to evolving global challenges, and continue to innovate and pursue sustainable growth,” said Anthony Tan, Group Chief Executive Officer and Co-Founder, Grab. “I would also like to extend my appreciation to David Loh for his dedicated service and guidance on strategic initiatives during his tenure on the Board.”

Mr. Tan added, “With Peter and Cheryl joining the Board, they will uphold the company’s mission and undertake the responsibility of aligning our long-term strategies with our shareholders’ interests. I thank Chin Yin for her invaluable contributions as a director, in ensuring our company vision is underpinned by a strong performance culture.”

With this change, Grab has expanded its Board to eight from seven members. Grab’s Board now comprises five independent directors and three non-independent directors.

Daniel Yun, a current independent director of Grab, has been proposed to serve as Chairperson and a member of the Compensation Committee, and Mr. Tishman has been proposed to serve as a member of the Nominating Committee. These appointments are subject to the Board’s approval.

Mr. Tishman has served as Managing Director and Global Head of Houlihan Lokey’s M&A Group since 2012. He is also a member of the firm’s Management Committee, Co-Head of the M&A Commitment Committee, and a former member of the Corporate Finance Board of Directors. His extensive career includes leadership roles at Rothschild Inc., Robertson Stephens, and Bear, Stearns & Co. Inc. He currently serves as a director of Acushnet Holdings Corp. (NYSE:GOLF), and formerly served on the boards of Cedar Fair LP (NYSE:FUN), Nautica Enterprises, Inc. (NASDAQ:NAUT), Claire’s Stores, Inc. (NYSE:CLE), Odimo, Inc. (NASDAQ:ODMO), and Goodhaven Fund (MUTF:GOODX).

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

For more information, visit www.grab.com.

For enquiries, please contact:
Investors: investor.relations@grab.com
Media: press@grab.com